UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ALDABRA ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

01407F103

(CUSIP Number)

April 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

13G
CUSIP No. 01407F103

1.	Name of Reporting Persons: Sapling, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 543,226

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 543,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,226

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%

12.	Type of Reporting Person*: OO

           *See instructions before filling out

13G
CUSIP No. 01407F103

1.	Name of Reporting Persons: Fir Tree Recovery Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 250,774

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 250,774

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 250,774

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 2.2%

12.	Type of Reporting Person*: PN

           *See instructions before filling out

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to shares of common stock of Aldabra Acquisition Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Aldabra Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Rockefeller Center 620 Fifth Avenue, 3rd Floor New York, New York 10020

Item 2(a)	Name of Person Filing.

Sapling, LLC (“Sapling”) and Fir Tree Recovery Master Fund, L.P. (“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue 31st Floor New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

01407F103

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Sapling and Fir Tree Recovery are the beneficial owners of 794,000 shares of Common Stock.

(b) Sapling and Fir Tree Recovery are the beneficial owners of 7.1% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 11,200,000, the number of shares of Common Stock issued and outstanding as of March 25, 2005, as reported in the Issuer’s 10-KSB filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 dated March 29, 2005.

(c) Sapling may direct the vote and disposition of the 543,226 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 250,774 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2005

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President